

Unity Bancorp, Inc.
64 Old Highway 22
Clinton, NJ 08809
800 618-BANK
www.unitybank.com

NewsNewsNewsNewsNews

For Immediate Release: July 22, 2010

News Media & Financial Analyst Contact:
Alan J. Bedner, EVP
Chief Financial Officer
(908) 713-4308

Unity Bancorp Reports Second Quarter and Six Month Earnings

Clinton, NJ - Unity Bancorp, Inc. (NASDAQ: UNTY), parent company of Unity Bank, reported net income available to common shareholders of $302 thousand or $0.04 per diluted share for the quarter ended June 30, 2010, compared to a net loss of $1.6 million or $0.22 per diluted share, for the second quarter of 2009. Return on average assets and average common equity for the second quarter of 2010 were 0.31% and 2.43%, respectively, compared to (0.54)% and (12.97)%, respectively, for the second quarter of 2009.

For the six months ended June 30, 2010, the Company reported net income available to common shareholders of $677 thousand, or $0.09 per diluted share, compared to a net loss of $1.2 million, or $0.17 per diluted share, for the same period a year ago. Return on average assets and average common equity for the six month period were 0.32% and 2.76%, respectively, compared to (0.11)% and (5.03)%, respectively, for 2009.

Second quarter and six month results in 2009 were substantially impacted by the following items:

- The Company recognized a pre-tax other-than-temporary impairment ("OTTI") charge during the second quarter of $1.7 million, or $0.17 per diluted share, due to the deterioration of the underlying collateral of two pooled trust preferred securities.

- The FDIC imposed a special assessment equal to 5 basis points of an insured depository institution's assets minus Tier 1 capital as of June 30, 2009. The Company recognized a charge of approximately $408 thousand, or $0.04 per diluted share, in the second quarter for this special assessment.

On an ongoing operating basis, absent these two events, net income per diluted share would have been $0.03 for the six months ended June 30, 2009.

James A. Hughes, President and CEO, stated, "We are pleased to once again report positive earnings despite the significant impact the recession has had on many of our borrowers." Mr. Hughes continued "Net income was driven by strong margins, increased demand deposits, and continued expense management. We remain positive and continue to grow our customer relationships as we prepare for our future."

Mr. Hughes added, "During this challenging time, Unity continues to work diligently to assertively address problem loans. We are making progress in working these accounts. We are encouraged by the resolution of several problem credits in the quarter. For the near term, the size of our loan loss provision will remain the most important single factor in our earnings. However, we believe that with stabilization in our credit quality and a rebound in overall economic activity, we are well positioned for future growth."

Net Interest Income

For the quarter ended June 30, 2010, net interest income was $7.3 million, an increase of $405 thousand or 5.9% from the quarter ended June 30 2009. Factors affecting second quarter net interest income include:

- The yield on interest-earning assets decreased 63 basis points to 5.28% from 5.91% for the same period last year. This was a result of interest-earning assets re-pricing in a low rate environment.

- The cost of interest-bearing liabilities decreased 101 basis points to 2.04% from 3.05% a year ago. All interest-bearing deposit costs declined with the largest decline in savings deposits.

- Net interest margin was 3.51%, a 27 basis point increase from 3.24% in the second quarter of 2009. This increase was driven by the reduced cost of funds.

Year-to-date, net interest income was $14.7 million, or 8.0% higher than the $13.6 million reported for the first six months of 2009.

- The yield on earning assets decreased from 5.89% for the first six months of 2009, to 5.37% for the first six months of 2010. This was a result of interest-earning assets re-pricing in a low rate environment.

- The cost of interest-bearing liabilities decreased from 3.07% for the first six months of 2009, to 2.12% for the first six months of 2010. All interest-bearing deposit costs declined with the largest decline in time deposits.

- Net interest margin for the six months ended June 30, 2010 was 3.54%, an increase of 33 basis points from the same period last year.

Noninterest Income

For the quarter ended June 30, 2010, noninterest income totaled $1.2 million, an increase of $2.1 million from the quarter ended June 30, 2009. Excluding the effect of the OTTI charge noted above, noninterest income increased $328 thousand. The following factors impacted the quarter's noninterest income:

- Branch fee income remained relatively flat compared to the prior year period.

- Service and loan fee income declined $49 thousand due to a lower level of loan prepayment fees.

- There were $147 thousand in gains on the sales of SBA loans, compared to no gains in the prior year's quarter.

- Gains on the sales of residential mortgage loans totaled $112 thousand compared to $49 thousand the prior year.

- The quarterly increase in the cash surrender value of bank owned life insurance ("BOLI") increased $23 thousand to $78 thousand. This was the result of the Company purchasing $2.5 million in BOLI to help offset the rising cost of employee benefits during the first quarter of 2010.

For the six months ended June 30, 2010, noninterest income amounted to $2.1 million, an increase of $1.6 million from the six months ended June 30, 2009. Excluding the effect of the OTTI charge noted above, noninterest income decreased $110 thousand. Noninterest income was affected by the following factors:

- Branch fee income increased $27 thousand compared to the prior year period as higher commercial analysis fees offset a reduction in overdraft fees.

- Service and loan fee income decreased $93 thousand compared to the prior year period due to lower levels of prepayment fees.

- Gains on sales on SBA loans amounted to $147 thousand, compared to $29 thousand a year ago.

- Gains on the sales of residential mortgage loans amounted to $258 thousand, compared to $113 thousand from the prior year period.

- The six month increase in the cash surrender value of bank owned life insurance ("BOLI") increased $41 thousand to $151 thousand. This was the result of the Company purchasing $2.5 million in BOLI to help offset the rising cost of employee benefits during the first quarter of 2010.

- Gains on the sales of investment securities amounted to $8 thousand, compared to $517 thousand in the prior year period.

Noninterest Expense

For the quarter ended June 30, 2010, noninterest expenses were $6.0 million, a decrease of 2.6% from the quarter ended June 30, 2009. Excluding the $408 thousand second quarter 2009 FDIC insurance special assessment, noninterest expenses increased $245 thousand or 4.2% compared to those of the same period a year ago. The following factors affected our noninterest expense:

- Compensation and benefits expense amounted to $2.8 million, a decrease of $31 thousand or 1.1%. This was the result of lower incentive bonus payments, partially offset by an increase in compensation and employee medical benefits costs.

- Occupancy expense declined by $39 thousand or 6.0%, due to a reduction in rental expense from a renegotiated lease and a decline in depreciation expense from capital expenditures.

- Communications and delivery expense increased $73 thousand or 15.1%, due to increased data processing line costs, items processing and ATM expenses.

- FF&E expense decreased $24 thousand or 5.1%, primarily due to decreased software and equipment maintenance expense, partially offset by increased network maintenance expense.

- Professional fees decreased $61 thousand, due to decreased loan review and audit costs.

- Loan collection costs increased $63 thousand, due to increased collection costs on delinquent loans.

- Other real estate owned ("OREO") expense increased $144 thousand, due to increased maintenance and valuation related expenses on OREO properties.

- FDIC insurance premiums decreased $388 thousand, due to the $408 thousand special assessment in the second quarter of 2009.

- Advertising expenses increased $90 thousand or 59.6%, due to increased marketing efforts.

For the six months ended June 30, 2010, noninterest expenses were $12.0 million, an increase of $223 thousand or 1.9% from the same period a year ago. Excluding the $408 thousand second quarter 2009 FDIC insurance special assessment, noninterest expenses increased $631 thousand or 5.6% compared to those of the same period a year ago. The following factors affected our noninterest expense:

- Compensation and benefits expense amounted to $5.8 million, an increase of $344 thousand or 6.3%, due to increased compensation, higher employee medical benefits costs and increased residential mortgage commissions due to a larger sales volume.

- Occupancy expense declined by $49 thousand or 3.7%, due primarily to a reduction in rental expense from a renegotiated lease, offset in part by an increase in seasonal snow removal fees.

- Communications and delivery expense increased $57 thousand or 5.6%, due primarily to increased data processing line costs.

- FF&E expense decreased $96 thousand, primarily due to decreased depreciation expense as capital expenditures declined and decreased software maintenance charges.

- Professional fees decreased $78 thousand, due to decreased consulting, loan review and audit costs.

- Loan collection costs increased $48 thousand, due to increased collection costs on delinquent loans.

- OREO expense increased $170 thousand, due to increased maintenance and valuation related expenses on OREO properties.

- FDIC insurance premiums decreased $359 thousand, due primarily to the $408 thousand second quarter 2009 special assessment.

- Advertising expenses increased $122 thousand or 54.0%, due to increased marketing efforts.

Financial Condition

At June 30, 2010, total assets were $869.7 million, a 6.5% decrease from year-end.

- Total loans decreased $19.8 million or 3.0%, from $657.0 million at December 31, 2009. SBA 7(a), SBA 504, commercial and consumer loans decreased 3.9%, 7.6%, 2.9%, and 3.3%, respectively. Residential loans remained flat from year-end. Loan balances for the remainder of 2010 are expected to remain flat to down as the Company is no longer generating loans outside of its market place and has decided to portfolio a limited number of fixed rate residential mortgages due to interest rate risk. The Company continues to focus on stabilizing credit quality and preserving capital until economic conditions improve.

- Total securities decreased $25.4 million since year-end as Unity received $26.4 million in principal payments, sold $10.7 million and had $9.8 million in bonds called during the six month period, partially offset by $21.0 million in purchases.

- Core deposits, excluding time deposits, increased $11.1 million during the six month period to $477.6 million. The increase was due to a $7.8 million increase in demand deposits and a $5.0 million increase in savings deposits, partially offset by a $1.7 million decrease in interest-bearing checking accounts. Time deposits decreased $76.1 million for the six months ended June 30, 2010 due to planned run off of a maturing high rate promotion that was done late in 2008 to bolster liquidity.

- Shareholders' equity was $69.6 million at June 30, 2010, an increase of $1.8 million from year-end.

- Book value per common share was $7.11, compared to $6.91 at year-end.

- At June 30, 2009 the leverage, Tier I and Total Risk Based Capital ratios were 9.42%, 12.39% and 13.65%, respectively, all in excess of the ratios required to be deemed "well-capitalized".

Credit Quality

- Nonperforming assets totaled $29.8 million at June 30, 2010, or 4.65% of total loans and OREO compared to $23.2 million, or 3.49% of total loans and OREO a year ago.

- The commercial, residential, SBA, SBA 504 and consumer nonaccrual loans were $9.5 million, $6.5 million, $6.2 million, $3.4 million and $427 thousand, respectively. The majority of nonaccrual loans are secured by real estate.

- The allowance for loan losses totaled $13.9 million at June 30, 2010, or 2.19% of total loans. The provision for loan losses for the quarter and six months ended June 30, 2010 were consistent with the prior year periods at $1.5 million and $3.0 million, respectively.

- Net charge-offs were $1.6 million for the three months ended June 30, 2010, compared to $1.1 million for the same period a year ago. Net charge-offs were $2.9 million for the six months ended June 30, 2010, compared to $2.7 million for the same period a year ago.

Unity Bancorp, Inc. is a financial service organization headquartered in Clinton, New Jersey, with approximately $870 million in assets and $693 million in deposits. Unity Bank provides financial services to retail, corporate and small business customers through its 16 retail service centers located in Hunterdon, Middlesex, Somerset, Union and Warren Counties in New Jersey and Northampton County, Pennsylvania. For additional information about Unity, visit our website at www.unitybank.com, or call 800- 618-BANK.

This news release contains certain forward-looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance. These statements may be identified by use of the words "believe", "expect", "intend", "anticipate", "estimate", "project" or similar expressions. These statements involve certain risks, uncertainties, estimates and assumptions made by management, which are subject to factors beyond the company's control and could impede its ability to achieve these goals. These factors include general economic conditions, trends in interest rates, the ability of our borrowers to repay their loans, our ability to manage and reduce the level of our nonperforming assets, and results of regulatory exams, among other factors.

UNITY BANCORP, INC.
SUMMARY FINANCIAL HIGHLIGHTS
June 30, 2010

| | | | | | | | | 2010.Q2 VS. | |
| | | | | | | | | 2010.Q1 | 2009.Q2 |
Amounts in thousands, except percentages and per share amounts		6/30/2010		3/31/2010		6/30/2009		%	%
BALANCE SHEET DATA:									
Total assets	$	869,735	$	889,927	$	913,446		-2.3%	-4.8%
Total deposits		693,232		714,802		731,763		-3.0%	-5.3%
Total loans		637,180		651,200		665,331		-2.2%	-4.2%
Total securities		143,662		138,442		164,794		3.8%	-12.8%
Total shareholders' equity		69,633		68,712		67,064		1.3%	3.8%
Allowance for loan losses		(13,946)		(14,055)		(10,665)		-0.8%	30.8%
FINANCIAL DATA - QUARTER TO DATE:									
Income (loss) before provision (benefit) for income taxes	$	893	$	933	$	(1,752)		-4.3%	151.0%
Provision (benefit) for income taxes		212		185		(552)		14.6%	138.4%
Net income (loss)		681		748		(1,200)		-9.0%	156.8%
Preferred stock dividends & discount accretion		379		373		372		1.6%	1.9%
Income available (loss attributable) to common shareholders	$	302	$	375	$	(1,572)		-19.5%	119.2%
Net income (loss) per common share - Basic	$	0.04	$	0.05	$	(0.22)		-20.0%	118.2%
Net income (loss) per common share - Diluted	$	0.04	$	0.05	$	(0.22)		-20.0%	118.2%
Return (loss) on average assets		0.31%		0.34%		-0.54%		-8.8%	157.4%
Return (loss) on average equity		2.43%		3.09%		-12.97%		-21.4%	118.7%
Effficiency ratio		71.66%		70.98%		80.58%		1.0%	-11.1%
FINANCIAL DATA - YEAR TO DATE:									
Income (loss) before provision (benefit) for income taxes	$	1,826	$	933	$	(685)		95.7%	366.6%
Provision (benefit) for income taxes		397		185		(216)		114.6%	283.8%
Net income (loss)		1,429		748		(469)		91.0%	404.7%
Preferred stock dividends & discount accretion		752		373		751		101.6%	0.1%
Income available (loss attributable) to common shareholders	$	677	$	375	$	(1,220)		80.5%	155.5%
Net income (loss) per common share - Basic	$	0.09	$	0.05	$	(0.17)		80.7%	155.3%
Net income (loss) per common share - Diluted	$	0.09	$	0.05	$	(0.17)		78.2%	153.5%
Return (loss) on average assets		0.32%		0.34%		-0.11%		-5.9%	390.9%
Return (loss) on average equity		2.76%		3.09%		-5.03%		-10.7%	154.9%
Effficiency ratio		71.32%		70.98%		76.82%		0.5%	-7.2%
SHARE INFORMATION:									
Market price per share		5.35		5.29		3.55		1.1%	50.7%
Dividends paid		-		-		-		0.0%	0.0%
Book value per common share		7.11		7.00		6.85		1.6%	3.8%
Average diluted shares outstanding (QTD)		7,475		7,294		7,119		2.5%	5.0%
CAPITAL RATIOS:									
Total Equity to Total Assets		8.01%		7.72%		7.34%		3.7%	9.0%
Leverage Ratio		9.42%		9.18%		9.30%		2.6%	1.3%
Tier 1 Risk-Based Capital Ratio		12.39%		12.02%		11.88%		3.1%	4.3%
Total Risk-Based Capital Ratio		13.65%		13.28%		13.13%		2.8%	4.0%
CREDIT QUALITY AND RATIOS:									
Nonperforming assets	$	29,799	$	29,972	$	23,240		-0.6%	28.2%
QTD net chargeoffs (annualized) to QTD average loans		1.00%		0.80%		0.69%		26.1%	46.4%
Allowance for loan losses to total loans		2.19%		2.16%		1.60%		1.4%	36.5%
Nonperforming assets to total loans and OREO		4.65%		4.58%		3.49%		1.5%	33.2%
Nonperforming assets to total assets		3.43%		3.37%		2.54%		1.7%	34.7%

UNITY BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
June 30, 2010

							2010.Q2 VS.	
							2010.Q1	2009.Q2
Amounts in thousands, except percentages		6/30/2010		3/31/2010		6/30/2009	%	%
ASSETS								
Cash and due from banks	$	18,016	$	22,654	$	17,295	-20.5%	4.2%
Federal funds sold and interest-bearing deposits		37,478		43,734		37,232	-14.3%	0.7%
Cash and cash equivalents		55,494		66,388		54,527	-16.4%	1.8%
Securities available for sale		121,628		113,465		132,719	7.2%	-8.4%
Securities held to maturity		22,034		24,977		32,075	-11.8%	-31.3%
Total securities		143,662		138,442		164,794	3.8%	-12.8%
SBA loans held for sale		22,093		22,617		23,161	-2.3%	-4.6%
SBA loans held to maturity		73,298		75,191		82,157	-2.5%	-10.8%
SBA 504 loans		65,343		67,000		72,619	-2.5%	-10.0%
Commercial loans		285,173		292,557		299,411	-2.5%	-4.8%
Residential mortgage loans		132,993		135,596		125,466	-1.9%	6.0%
Consumer loans		58,280		58,239		62,517	0.1%	-6.8%
Total loans		637,180		651,200		665,331	-2.2%	-4.2%
Allowance for loan losses		(13,946)		(14,055)		(10,665)	-0.8%	30.8%
Net loans		623,234		637,145		654,666	-2.2%	-4.8%
Premises and equipment, net		11,348		11,525		12,067	-1.5%	-6.0%
Deferred tax assets		7,485		7,856		7,610	-4.7%	-1.6%
Bank owned life insurance (BOLI)		8,653		8,574		5,890	0.9%	46.9%
Prepaid FDIC insurance		3,836		4,136		-	-7.3%	100.0%
Federal Home Loan Bank stock		4,656		4,677		5,127	-0.4%	-9.2%
Accrued interest receivable		3,972		4,009		4,263	-0.9%	-6.8%
Other real estate owned (OREO)		3,728		3,318		466	12.4%	700.0%
Goodwill and other intangibles		1,552		1,555		1,566	-0.2%	-0.9%
SBA servicing assets		660		758		1,142	-12.9%	-42.2%
Other assets		1,455		1,544		1,328	-5.8%	9.6%
Total assets	$	869,735	$	889,927	$	913,446	-2.3%	-4.8%
LIABILITIES AND SHAREHOLDERS' EQUITY								
Noninterest-bearing demand deposits	$	87,908	$	84,858	$	83,639	3.6%	5.1%
Interest-bearing demand deposits		98,316		102,846		84,842	-4.4%	15.9%
Savings deposits		291,355		291,870		211,876	-0.2%	37.5%
Time deposits, under $100,000		143,617		149,934		239,893	-4.2%	-40.1%
Time deposits, $100,000 and over		72,036		85,294		111,513	-15.5%	-35.4%
Total deposits		693,232		714,802		731,763	-3.0%	-5.3%
Borrowed funds		87,672		86,554		95,000	1.3%	-7.7%
Subordinated debentures		15,465		15,465		15,465	0.0%	0.0%
Accrued interest payable		661		706		847	-6.4%	-22.0%
Accrued expenses and other liabilities		3,072		3,688		3,307	-16.7%	-7.1%
Total liabilities		800,102		821,215		846,382	-2.6%	-5.5%
Cumulative perpetual preferred stock		18,770		18,650		18,305	0.6%	2.5%
Common stock		55,592		55,536		55,264	0.1%	0.6%
Retained earnings (deficit)		(815)		(1,117)		(135)	27.0%	-503.7%
Treasury stock at cost		(4,169)		(4,169)		(4,169)	0.0%	0.0%
Accumulated other comprehensive income (loss)		255		(188)		(2,201)	235.6%	111.6%
Total shareholders' equity		69,633		68,712		67,064	1.3%	3.8%
Total liabilities and shareholders' equity	$	869,735	$	889,927	$	913,446	-2.3%	-4.8%
Issued common shares		7,579		7,581		7,544		
Outstanding common shares		7,154		7,156		7,119		
Treasury shares		425		425		425		

UNITY BANCORP, INC.
QTD CONSOLIDATED STATEMENTS OF INCOME
June 30, 2010

Amounts in thousands, except percentages and per share amounts	For the Three Months Ended			2010.Q2 VS.			2009.Q2	
	6/30/2010	3/31/2010	6/30/2009	$	%	$	%
INTEREST INCOME							
Federal funds sold and interest-bearing deposits	$ 29	$ 26	$ 29	$ 3	11.5%	$ -	0.0%
Federal Home Loan Bank stock	49	34	122	15	44.1%	(73)	-59.8%
Securities available for sale	1,054	1,280	1,509	(226)	-17.7%	(455)	-30.2%
Securities held to maturity	250	338	391	(88)	-26.0%	(141)	-36.1%
Total securities	1,304	1,618	1,900	(314)	-19.4%	(596)	-31.4%
SBA loans	1,300	1,452	1,564	(152)	-10.5%	(264)	-16.9%
SBA 504 loans	1,091	1,087	1,285	4	0.4%	(194)	-15.1%
Commercial loans	4,488	4,604	5,051	(116)	-2.5%	(563)	-11.1%
Residential mortgage loans	1,959	1,961	1,783	(2)	-0.1%	176	9.9%
Consumer loans	724	731	797	(7)	-1.0%	(73)	-9.2%
Total loans	9,562	9,835	10,480	(273)	-2.8%	(918)	-8.8%
Total interest income	10,944	11,513	12,531	(569)	-4.9%	(1,587)	-12.7%
INTEREST EXPENSE							
Interest-bearing demand deposits	188	258	267	(70)	-27.1%	(79)	-29.6%
Savings deposits	728	901	912	(173)	-19.2%	(184)	-20.2%
Time deposits	1,687	1,813	3,409	(126)	-6.9%	(1,722)	-50.5%
Borrowed funds and subordinated debentures	1,078	1,077	1,085	1	0.1%	(7)	-0.6%
Total interest expense	3,681	4,049	5,673	(368)	-9.1%	(1,992)	-35.1%
Net interest income	7,263	7,464	6,858	(201)	-2.7%	405	5.9%
Provision for loan losses	1,500	1,500	1,500	-	0.0%	-	0.0%
Net interest income after provision for loan losses	5,763	5,964	5,358	(201)	-3.4%	405	7.6%
NONINTEREST INCOME							
Branch fee income	331	362	335	(31)	-8.6%	(4)	-1.2%
Service and loan fee income	245	209	294	36	17.2%	(49)	-16.7%
Gain on sale of SBA loans held for sale, net	147	-	-	147	100.0%	147	100.0%
Gain on sale of mortgage loans	112	145	49	(33)	-22.8%	63	128.6%
Bank owned life insurance (BOLI)	78	73	55	5	6.8%	23	41.8%
Other-than-temporary impairment charges	-	-	(1,749)	-	0.0%	1,749	100.0%
Net security gains	4	4	2	-	0.0%	2	100.0%
Other income	253	117	107	136	116.2%	146	136.4%
Total noninterest income (loss)	1,170	910	(907)	$ 260	28.6%	$ 2,077	-229.0%
NONINTEREST EXPENSE							
Compensation and benefits	2,822	2,999	2,853	(177)	-5.9%	(31)	-1.1%
Occupancy	608	677	647	(69)	-10.2%	(39)	-6.0%
Processing and communications	555	524	482	31	5.9%	73	15.1%
Furniture and equipment	447	423	471	24	5.7%	(24)	-5.1%
Professional services	199	229	260	(30)	-13.1%	(61)	-23.5%
Loan collection costs	243	184	180	59	32.1%	63	35.0%
OREO expenses	157	30	13	127	423.3%	144	1107.7%
Deposit insurance	320	330	708	(10)	-3.0%	(388)	-54.8%
Advertising	241	106	151	135	127.4%	90	59.6%
Other expenses	448	439	438	9	2.1%	10	2.3%
Total noninterest expense	6,040	5,941	6,203	99	1.7%	(163)	-2.6%
Income (loss) before provision (benefit) for income taxes	893	933	(1,752)	(40)	-4.3%	2,645	151.0%
Provision (benefit) for income taxes	212	185	(552)	27	14.6%	764	138.4%
Net income (loss)	681	748	(1,200)	(67)	-9.0%	1,881	156.8%
Preferred stock dividends & discount accretion	379	373	372	6	1.6%	7	1.9%
Income available (loss attributable) to common shareholders	$ 302	$ 375	$ (1,572)	$ (73)	-19.5%	$ 1,874	119.2%
Effective tax rate	23.7%	19.8%	31.5%				
Net income (loss) per common share - Basic	$ 0.04	$ 0.05	$ (0.22)				
Net income (loss) per common share - Diluted	$ 0.04	$ 0.05	$ (0.22)				
Weighted average common shares outstanding - Basic	7,156	7,150	7,119				
Weighted average common shares outstanding - Diluted	7,475	7,294	7,119				

UNITY BANCORP, INC.
YTD CONSOLIDATED STATEMENTS OF INCOME
June 30, 2010

Amounts in thousands, except percentages and per share amounts	CURRENT YTD 6/30/2010	PRIOR YTD 6/30/2009	CURRENT YTD VS. PRIOR YTD $	%
INTEREST INCOME				
Federal funds sold and interest-bearing deposits	$ 55	$ 46	$ 9	19.6%
Federal Home Loan Bank stock	83	118	(35)	-29.7%
Securities available for sale	2,334	3,188	(854)	-26.8%
Securities held to maturity	588	777	(189)	-24.3%
Total securities	2,922	3,965	(1,043)	-26.3%
SBA loans	2,752	3,171	(419)	-13.2%
SBA 504 loans	2,177	2,516	(339)	-13.5%
Commercial loans	9,092	10,067	(975)	-9.7%
Residential mortgage loans	3,921	3,646	275	7.5%
Consumer loans	1,455	1,592	(137)	-8.6%
Total loans	19,397	20,992	(1,595)	-7.6%
Total interest income	22,457	25,121	(2,664)	-10.6%
INTEREST EXPENSE				
Interest-bearing demand deposits	446	537	(91)	-16.9%
Savings deposits	1,629	1,556	73	4.7%
Time deposits	3,500	7,133	(3,633)	-50.9%
Borrowed funds and subordinated debentures	2,155	2,263	(108)	-4.8%
Total interest expense	7,730	11,489	(3,759)	-32.7%
Net interest income	14,727	13,632	1,095	8.0%
Provision for loan losses	3,000	3,000	-	0.0%
Net interest income after provision for loan losses	11,727	10,632	1,095	10.3%
NONINTEREST INCOME				
Branch fee income	692	665	27	4.1%
Service and loan fee income	454	547	(93)	-17.0%
Gain on sale of SBA loans held for sale, net	147	29	118	406.9%
Gain on sale of mortgage loans	258	113	145	128.3%
Bank owned life insurance (BOLI)	151	110	41	37.3%
Other-than-temporary impairment charges	-	(1,749)	1,749	100.0%
Net security gains	8	517	(509)	-98.5%
Other income	370	209	161	77.0%
Total noninterest income	2,080	441	1,639	371.7%
NONINTEREST EXPENSE				
Compensation and benefits	5,821	5,477	344	6.3%
Occupancy	1,285	1,334	(49)	-3.7%
Processing and communications	1,080	1,023	57	5.6%
Furniture and equipment	870	966	(96)	-9.9%
Professional services	428	506	(78)	-15.4%
Loan collection costs	427	379	48	12.7%
OREO expenses	187	17	170	1000.0%
Deposit insurance	650	1,009	(359)	-35.6%
Advertising	348	226	122	54.0%
Other expenses	885	821	64	7.8%
Total noninterest expense	11,981	11,758	223	1.9%
Income (loss) before provision (benefit) for income taxes	1,826	(685)	2,511	366.6%
Provision (benefit) for income taxes	397	(216)	613	283.8%
Net income (loss)	1,429	(469)	1,898	404.7%
Preferred stock dividends & discount accretion	752	751	1	0.1%
Income available (loss attributable) to common shareholders	$ 677	$ (1,220)	$ 1,897	155.5%
Effective tax rate	21.7%	31.5%		
Net income (loss) per common share - Basic	$ 0.09	$ (0.17)		
Net income (loss) per common share - Diluted	$ 0.09	$ (0.17)		
Weighted average common shares outstanding - Basic	7,153	7,119		
Weighted average common shares outstanding - Diluted	7,392	7,119		

UNITY BANCORP, INC.
QUARTER TO DATE NET INTEREST MARGIN
June 30, 2010

	For the Three Months Ended					
	June 30, 2010			March 31, 2010		
Amounts in thousands, except percentages	Average Balance	Interest	Rate/Yield	Average Balance	Interest	Rate/Yield
ASSETS						
Interest-earning assets:						
Federal funds sold and interest-bearing deposits	$ 41,695	$ 29	0.28%	$ 32,493	$ 26	0.32%
Federal Home Loan Bank stock	4,656	49	4.22%	4,677	34	2.95%
Securities available for sale	120,333	1,068	3.55%	131,295	1,294	3.94%
Securities held to maturity	23,300	256	4.39%	27,323	354	5.18%
Total securities (A)	143,633	1,324	3.69%	158,618	1,648	4.16%
SBA loans	98,214	1,300	5.29%	98,140	1,452	5.92%
SBA 504 loans	66,318	1,091	6.60%	70,444	1,087	6.26%
Commercial loans	285,709	4,488	6.30%	292,055	4,604	6.39%
Residential mortgage loans	133,379	1,959	5.87%	134,611	1,961	5.83%
Consumer loans	58,718	724	4.95%	59,779	731	4.96%
Total loans	642,338	9,562	5.97%	655,029	9,835	6.06%
Total interest-earning assets	$ 832,322	$ 10,964	5.28%	$ 850,817	$ 11,543	5.47%
Noninterest-earning assets:						
Cash and due from banks	21,959			21,962		
Allowance for loan losses	(14,678)			(14,581)		
Other assets	42,289			40,896		
Total noninterest-earning assets	49,570			48,277		
Total assets	$ 881,892			$ 899,094		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 100,108	$ 188	0.75%	$ 102,593	$ 258	1.02%
Savings deposits	292,543	728	1.00%	289,251	901	1.26%
Time deposits	227,722	1,687	2.97%	251,774	1,813	2.92%
Total interest-bearing deposits	620,373	2,603	1.68%	643,618	2,972	1.87%
Borrowed funds and subordinated debentures	101,907	1,078	4.18%	100,500	1,077	4.29%
Total interest-bearing liabilities	$ 722,280	$ 3,681	2.04%	$ 744,118	$ 4,049	2.20%
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	86,772			83,164		
Other liabilities	4,313			4,069		
Total noninterest-bearing liabilities	91,085			87,233		
Total shareholders' equity	68,527			67,743		
Total liabilities and shareholders' equity	$ 881,892			$ 899,094		
Net interest spread		$ 7,283	3.24%		$ 7,494	3.27%
Tax-equivalent basis adjustment		(20)			(30)	
Net interest income		$ 7,263			$ 7,464	
Net interest margin			3.51%			3.57%

(A) Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state rates.

UNITY BANCORP, INC.
QUARTER TO DATE NET INTEREST MARGIN
June 30, 2010

| | For the Three Months Ended | | | | | |
| | June 30, 2010 | | | June 30, 2009 | | |
Amounts in thousands, except percentages	Average Balance	Interest	Rate/Yield	Average Balance	Interest	Rate/Yield
ASSETS						
Interest-earning assets:						
Federal funds sold and interest-bearing deposits	$ 41,695	$ 29	0.28%	$ 14,153	$ 29	0.82%
Federal Home Loan Bank stock	4,656	49	4.22%	4,972	122	9.84%
Securities available for sale	120,333	1,068	3.55%	130,751	1,522	4.66%
Securities held to maturity	23,300	256	4.39%	34,457	409	4.75%
Total securities (A)	143,633	1,324	3.69%	165,208	1,931	4.68%
SBA loans	98,214	1,300	5.29%	102,255	1,564	6.12%
SBA 504 loans	66,318	1,091	6.60%	74,209	1,285	6.95%
Commercial loans	285,709	4,488	6.30%	303,589	5,051	6.67%
Residential mortgage loans	133,379	1,959	5.87%	124,227	1,783	5.74%
Consumer loans	58,718	724	4.95%	63,280	797	5.05%
Total loans	642,338	9,562	5.97%	667,560	10,480	6.29%
Total interest-earning assets	$ 832,322	$ 10,964	5.28%	$ 851,893	$ 12,562	5.91%
Noninterest-earning assets:						
Cash and due from banks	21,959			18,397		
Allowance for loan losses	(14,678)			(11,095)		
Other assets	42,289			32,770		
Total noninterest-earning assets	49,570			40,072		
Total assets	$ 881,892			$ 891,965		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 100,108	$ 188	0.75%	$ 85,313	$ 267	1.26%
Savings deposits	292,543	728	1.00%	189,977	912	1.93%
Time deposits	227,722	1,687	2.97%	360,885	3,409	3.79%
Total interest-bearing deposits	620,373	2,603	1.68%	636,175	4,588	2.89%
Borrowed funds and subordinated debentures	101,907	1,078	4.18%	107,163	1,085	4.01%
Total interest-bearing liabilities	$ 722,280	$ 3,681	2.04%	$ 743,338	$ 5,673	3.05%
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	86,772			77,630		
Other liabilities	4,313			4,148		
Total noninterest-bearing liabilities	91,085			81,778		
Total shareholders' equity	68,527			66,849		
Total liabilities and shareholders' equity	$ 881,892			$ 891,965		
Net interest spread		$ 7,283	3.24%		$ 6,889	2.86%
Tax-equivalent basis adjustment		(20)			(31)	
Net interest income		$ 7,263			$ 6,858	
Net interest margin			3.51%			3.24%

(A) Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state rates.

UNITY BANCORP, INC.
YEAR TO DATE NET INTEREST MARGIN
June 30, 2010

Amounts in thousands, except percentages	June 30, 2010			June 30, 2009		
	Average Balance	Interest	Rate/Yield	Average Balance	Interest	Rate/Yield
ASSETS						
Interest-earning assets:						
Federal funds sold and interest-bearing deposits	$ 37,119	$ 55	0.30%	$ 12,249	$ 46	0.76%
Federal Home Loan Bank stock	4,666	83	3.59%	5,451	118	4.37%
Securities available for sale	125,784	2,361	3.75%	134,506	3,214	4.78%
Securities held to maturity	25,300	610	4.82%	34,221	813	4.75%
Total securities (A)	151,084	2,971	3.93%	168,727	4,027	4.77%
SBA loans	98,177	2,752	5.61%	103,641	3,171	6.12%
SBA 504 loans	68,370	2,177	6.42%	75,538	2,516	6.72%
Commercial loans	288,865	9,092	6.35%	304,365	10,067	6.67%
Residential mortgage loans	133,991	3,921	5.85%	126,623	3,646	5.76%
Consumer loans	59,246	1,455	4.95%	62,717	1,592	5.12%
Total loans	648,649	19,397	6.01%	672,884	20,992	6.27%
Total interest-earning assets	$ 841,518	$ 22,506	5.37%	$ 859,311	$ 25,183	5.89%
Noninterest-earning assets:						
Cash and due from banks	21,961			19,009		
Allowance for loan losses	(14,630)			(11,017)		
Other assets	41,596			32,928		
Total noninterest-earning assets	48,927			40,920		
Total assets	$ 890,445			$ 900,231		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 101,343	$ 446	0.89%	$ 85,189	$ 537	1.27%
Savings deposits	290,906	1,629	1.13%	168,736	1,556	1.86%
Time deposits	239,682	3,500	2.94%	374,147	7,133	3.84%
Total interest-bearing deposits	631,931	5,575	1.78%	628,072	9,226	2.96%
Borrowed funds and subordinated debentures	101,207	2,155	4.24%	124,540	2,263	3.61%
Total interest-bearing liabilities	$ 733,138	$ 7,730	2.12%	$ 752,612	$ 11,489	3.07%
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	84,978			76,594		
Other liabilities	4,192			3,967		
Total noninterest-bearing liabilities	89,170			80,561		
Total shareholders' equity	68,137			67,058		
Total liabilities and shareholders' equity	$ 890,445			$ 900,231		
Net interest spread		$ 14,776	3.25%		$ 13,694	2.82%
Tax-equivalent basis adjustment		(49)			(62)	
Net interest income		$ 14,727			$ 13,632	
Net interest margin			3.54%			3.21%

(A) Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by
the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state rates.

UNITY BANCORP, INC.
ALLOWANCE FOR LOAN LOSSES AND LOAN QUALITY SCHEDULES
June 30, 2010

Amounts in thousands, except percentages	6/30/2010		3/31/2010		12/31/2009		9/30/2009		6/30/2009
ALLOWANCE FOR LOAN LOSSES:									
Balance, beginning of period	$	14,055	$	13,842	$	12,445	$	10,665	$ 10,307
Provision for loan losses charged to expense		1,500		1,500		2,000		3,000	1,500
		15,555		15,342		14,445		13,665	11,807
Less: Chargeoffs									
SBA loans		517		-		-		448	323
SBA 504 loans		-		750		500		-	112
Commercial loans		1,038		485		125		674	798
Residential mortgage loans		115		100		-		125	33
Consumer loans		2		-		5		11	11
Total chargeoffs		1,672		1,335		630		1,258	1,277
Add: Recoveries									
SBA loans		53		45		23		14	56
SBA 504 loans		-		-		-		22	-
Commercial loans		10		3		3		-	79
Residential mortgage loans		-		-		-		-	-
Consumer loans		-		-		1		2	-
Total recoveries		63		48		27		38	135
Net chargeoffs		1,609		1,287		603		1,220	1,142
Balance, end of period	$	13,946	$	14,055	$	13,842	$	12,445	$ 10,665
LOAN QUALITY INFORMATION:									
Nonperforming loans	$	26,071	$	26,654	$	25,496	$	24,687	$ 22,774
Other real estate owned (OREO)		3,728		3,318		1,530		2,774	466
Nonperforming assets		29,799		29,972		27,026		27,461	23,240
Less: Amount guaranteed by Small Business Administration		1,436		2,205		1,931		1,759	3,214
Net nonperforming assets	$	28,363	$	27,767	$	25,095	$	25,702	$ 20,026
Loans 90 days past due & still accruing	$	2,780	$	3,061	$	2,286	$	1,609	$ 781
Allowance for loan losses to:									
Total loans at quarter end		2.19%		2.16%		2.11%		1.90%	1.60%
Nonperforming loans		53.49%		52.73%		54.29%		50.41%	46.83%
Nonperforming assets		46.80%		46.89%		51.22%		45.32%	45.89%
Net nonperforming assets		49.17%		50.62%		55.16%		48.42%	53.26%
QTD net chargeoffs (annualized) to QTD average loans:									
SBA loans		1.89%		-0.19%		-0.09%		1.68%	1.05%
SBA 504 loans		0.00%		4.32%		2.78%		-0.12%	0.61%
Commercial loans		1.44%		0.67%		0.16%		0.89%	0.95%
Residential mortgage loans		0.35%		0.30%		0.00%		0.40%	0.11%
Consumer loans		0.01%		0.00%		0.03%		0.06%	0.07%
Total loans		1.00%		0.80%		0.36%		0.73%	0.69%
Nonperforming loans to total loans		4.09%		4.09%		3.88%		3.76%	3.42%
Nonperforming assets to total loans and OREO		4.65%		4.58%		4.10%		4.17%	3.49%
Nonperforming assets to total assets		3.43%		3.37%		2.90%		2.98%	2.54%


UNITY BANCORP, INC.
QUARTERLY FINANCIAL DATA
June 30, 2010


Amounts in thousands, except percentages and per share amounts		6/30/2010		3/31/2010		12/31/2009		9/30/2009		6/30/2009
SUMMARY OF INCOME:										
Total interest income	$	**10,944**	$	11,513	$	12,101	$	12,185	$	12,531
Total interest expense		**3,681**		4,049		4,766		5,327		5,673
Net interest income		**7,263**		7,464		7,335		6,858		6,858
Provision for loan losses		**1,500**		1,500		2,000		3,000		1,500
Net interest income after provision for loan losses		**5,763**		5,964		5,335		3,858		5,358
Total noninterest income (loss)		**1,170**		910		535		1,162		(907)
Total noninterest expense		**6,040**		5,941		6,076		6,110		6,203
Income (loss) before provision (benefit) for income taxes		**893**		933		(206)		(1,090)		(1,752)
Provision (benefit) for income taxes		**212**		185		(340)		(343)		(552)
Net income (loss)		**681**		748		134		(747)		(1,200)
Preferred stock dividends & discount accretion		**379**		373		373		372		372
Income available (loss attributable) to common shareholders	$	**302**	$	375	$	(239)	$	(1,119)	$	(1,572)
Net income (loss) per common share - Basic	$	**0.04**	$	0.05	$	(0.03)	$	(0.16)	$	(0.22)
Net income (loss) per common share - Diluted	$	**0.04**	$	0.05	$	(0.03)	$	(0.16)	$	(0.22)
COMMON SHARE DATA:										
Market price per share	$	**5.35**	$	5.29	$	4.02	$	4.20	$	3.55
Dividends paid	$	**-**	$	-	$	-	$	-	$	-
Book value per common share	$	**7.11**	$	7.00	$	6.90	$	6.88	$	6.85
QTD weighted average shares		**7,156**		7,150		7,126		7,119		7,119
QTD weighted average diluted shares		**7,475**		7,294		7,126		7,119		7,119
Outstanding common shares		**7,154**		7,156		7,144		7,119		7,119
OPERATING RATIOS (Annualized):										
Return (loss) on average assets		**0.31%**		0.34%		0.06%		-0.33%		-0.54%
Return (loss) on average equity		**2.43%**		3.09%		-1.94%		-9.14%		-12.97%
Effficiency ratio		**71.66%**		70.98%		71.05%		77.72%		80.58%
BALANCE SHEET DATA:										
Total assets	$	**869,735**	$	889,927	$	930,357	$	922,689	$	913,446
Total deposits		**693,232**		714,802		758,239		750,665		731,763
Total loans		**637,180**		651,200		657,016		656,520		665,331
Total securities		**143,662**		138,442		169,022		171,501		164,794
Total shareholders' equity		**69,633**		68,712		67,865		67,385		67,064
Allowance for loan losses		**(13,946)**		(14,055)		(13,842)		(12,445)		(10,665)
TAX EQUIVALENT YIELDS AND RATES:										
Interest-earning Assets		**5.28%**		5.47%		5.45%		5.64%		5.91%
Interest-bearing Liabilities		**2.04%**		2.20%		2.44%		2.80%		3.05%
Net Interest Spread		**3.24%**		3.27%		3.01%		2.84%		2.86%
Net Interest Margin		**3.51%**		3.57%		3.30%		3.17%		3.24%
CREDIT QUALITY:										
Nonperforming Assets	$	**29,799**	$	29,972	$	27,026	$	27,461	$	23,240
QTD Net Chargeoffs (annualized) to QTD Average Loans		**1.00%**		0.80%		0.36%		0.73%		0.69%
Allowance for Loan Losses to Total Loans		**2.19%**		2.16%		2.11%		1.90%		1.60%
Nonperforming Assets to Total Loans and OREO		**4.65%**		4.58%		4.10%		4.17%		3.49%
Nonperforming Assets to Total Assets		**3.43%**		3.37%		2.90%		2.98%		2.54%
CAPITAL RATIOS AND OTHER:										
Total Equity to Total Assets		**8.01%**		7.72%		7.29%		7.30%		7.34%
Leverage Ratio		**9.42%**		9.18%		8.83%		9.08%		9.30%
Tier 1 Risk-Based Capital Ratio		**12.39%**		12.02%		11.75%		11.83%		11.88%
Total Risk-Based Capital Ratio		**13.65%**		13.28%		13.01%		13.09%		13.13%
Number of Banking Offices		**16**		16		16		16		16
Number of ATMs		**18**		19		19		19		19
Number of Employees		**165**		171		174		175		168